UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HORIZON TECHNOLOGY FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44045A 102
(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd. 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: ANHOLT INVESTMENTS LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	1,271,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

1,271,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: COMPASS HORIZON PARTNERS, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	1,271,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

1,271,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	1,271,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

1,271,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	1,271,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

1,271,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

EXPLANATORY NOTE:

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2010, as follows:

ITEM 1.         SECURITY AND ISSUER

No amendments to item 1.

ITEM 2.         IDENTITY AND BACKGROUND

No amendments to item 2.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and supplemented by adding the following to the end of the information previously provided:

On December 15, 2010, Horizon Technology Finance Corporation declared its first dividend to shareholders following its November 2010 IPO.  Pursuant to a dividend reinvestment plan (“DRIP”) established by Horizon Technology Finance Corporation, the dividend payable to Compass Horizon Partners, LP was automatically reinvested in additional Shares, and as a result Compass Horizon Partners, LP received 13,165 additional Shares.  Compass Horizon Partners, LP has since “opted out” of the Company’s DRIP so that in the future dividends payable to it will not automatically be reinvested in additional Shares.

The actions taken by Compass Horizon Partners, LP in connection with the transaction described above were taken for the benefit of Anholt, as beneficial owner of the Shares owned by Compass Horizon Partners, LP, and at the direction of Anholt, Concorde Horizon Holdings LP and Navco.

ITEM 4.         PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented by adding the following to the end of the information previously provided:

The receipt by Compass Horizon Partners, LP of 13,165 additional Shares pursuant to the operation of the Horizon Technology Finance Corporation DRIP in December 2010, as further described in Item 3 above, was inadvertent.  Compass Horizon Partners, LP has since “opted out” of the Company’s DRIP so that in the future dividends payable to it will not automatically be reinvested in additional Shares.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is restated in its entirety, as follows:.

Anholt is the beneficial owner of 1,271,414 Shares, representing approximately 16.7% of the outstanding Shares.  The 1,271,414 Shares are owned directly by Compass Horizon Partners, LP, which is owned by Concorde Horizon Holdings, LP and Navco.  Concorde Horizon Holdings, LP is owned by Anholt and Navco.  Anholt and Navco are wholly owned by Kattegat Limited.  Kattegat Limited is wholly owned by The Kattegat Trust.  The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited.  Kattegat Private Trustees (Bermuda) Limited is wholly owned by The Lund Purpose Trust.  Path is the trust protector for The Kattegat Trust.

Compass Horizon Partners, LP, Navco and Path disclaim beneficial ownership of the Shares, except to the extent of their respective pecuniary interests therein.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No amendments to item 6.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2010	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: April 18, 2010	COMPASS HORIZON PARTNERS, LP

	By:	Navco Management, Ltd., its General Partner

/s/ Cora Lee Starzomski, Director

Date: April 18, 2010	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: April 18, 2010	PATH SPIRIT LIMITED

/s/ Arthur F. Coady, Director